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                                                                    EXHIBIT 8



                             HEALTHMED INCORPORATED
                          NATIONAL HEALTHCARE ALLIANCE
                                                                    INSIDE LINE:
MITCHELL J. STEIN,                                                (310) 246-9542
PRESIDENT
                                                                   INSIDE FACS:
                                 January 12, 1998                (310) 652-0405



VIA FACSIMILE


David Katz, M.D.
Chief Executive Officer
LIDAK PHARMACEUTICALS
11077 North Torrey Pines Road
La Jolla, California 92037

Dear David:

        As our representatives have told you, we are excited about the opportunity to assist Lidak Pharmaceuticals ("Lidak") in completing the development of its extraordinary pharmaceutical technologies, and then in swiftly and efficiently bringing them to market. As I stated to the Board of Directors on Saturday, apart from the obvious profit motive that anybody would have regarding Lidak's technologies, we are mindful of the "moral imperative" that accompanies the hopes associated with many of the technologies. The public deserves to have these technologies developed and distributed as rapidly as is practical.

        HEALTHMED AND NATIONAL CENTURY

        HealthMed, Inc. ("HealthMed") is affiliated with several large health care companies, including National Century Financial Enterprises, Inc. ("NCFE"). NCFE is one of the largest health care financiers in the country, with assets well in excess of $1,000,000,000.00 ($1 billion). HealthMed and NCFE (hereinafter sometimes "affiliates") are capable of providing a broad array of financing, from loans to credit lines to accounts receivable facilities. We are capable of arranging financing with virtually unlimited levels of creativity in order to accommodate the business objectives of the client. The overriding purpose is to provide a "life line" to companies such as Lidak which require a strategic partner to secure sufficient working capital to assure operational and strategic integrity. The financing packages placed by the affiliates are designed to underwrite advances based upon projected growth and income levels.

        LIDAK'S FUTURE COURSE

        We have decided to become involved with Lidak, if appropriate, to secure for Lidak operational integrity from the standpoint of enabling the Lidak operations to closely track the Lidak business plan. As we understand it, that business plan has as its core the billion-dollar-plus herpes pharmaceutical


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BEVERLY HILLS ADDRESS:                             LOS ANGELES ADDRESS:

8306 WILSHIRE BOULEVARD                            600 WILSHIRE BOULEVARD
SUITE 7056                                         SEVENTH FLOOR
BEVERLY HILLS, CALIFORNIA 90212                    LOS ANGELES, CALIFORNIA 90017


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HEALTHMED INCORPORATED
NATIONAL HEALTHCARE ALLIANCE
--------------------------------------------------------------------------------
David Katz, M.D.
January 12, 1998
Page 2



market which Lidak intends to profoundly penetrate. With these kinds of revenue projections, and considering the prospective success of Lidakol, it appears to us imperative that Lidak consummate plans to saturate the market immediately upon NDA approval. Indeed, this is the best way to assure methodical development of Lidak's other revolutionary technologies. And there is obviously a salutary purpose from the standpoint of those persons afflicted with the diseases that would be treated by these technologies.

        THE PROPOSAL

        Our proposal to Lidak is to advance money to the Company in three stages, as follows:

        Stage 1: $13 million to $30 million (within three to four weeks of plan approval):

        This money will be earmarked to provide Lidak with resources to facilitate and revitalize research and development on ongoing and various other Lidak technologies which may have been temporarily scaled back to conserve precious and limited available capital. These include, but are not limited to, additional promising indications for therapeutic applications of Lidakol (both topical and systemic, such as in AIDS, etc.), further exploration of cancer vaccine therapies using LMI and dendritic cell techniques, deeper investigation of the stem cell technology potential for bone marrow transplants and rapidly ramping up chemistry requirements to bring the allergy and asthma program to the clinical trial stage as soon as possible.

        Concurrent with the R&D emphasis described above, we expect that Stage 1 monies will also be used to provide the necessary funds to properly assess, strategize and otherwise prepare Lidak and its staff (and potential partners) for manufacturing, marketing and distributing Lidakol in the North American markets (and throughout the world). For example, certain long lead-time issues critical for eventual marketing support (publications and other educational items) will be one focus during the next 2-3 months. Also, during this initial time-frame, we intend to work with the Lidak staff to ascertain the optimal course for marketing Lidakol in the U.S. (including partnerships with outside parties, co-marketing strategies, etc.).

        Stage 2: Up to $30 million (during four to seven months following Stage 1 advance):

        This money (amount to be determined based on assessments made during Stage 1) will be earmarked for operational use during the first phase of distribution of Lidakol once FDA approval has been granted. The bulk of this money will most likely be used in the initial marketing phase to effectively and rapidly make the general public aware of Lidakol's existence, indications and therapeutic effectiveness.

        Stage 3: $50 million to $70 million (during nine to eighteen months following Stage 1 advance):

        This money will be earmarked to support (a) continued development of existing technologies (or newly discovered or acquired ones) and (b) further advancement and indeed perfection of Lidak's business plans as crafted and matured during ongoing strategic planning taking shape during Stages 1 and 2 time-frames.



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HEALTHMED INCORPORATED
NATIONAL HEALTHCARE ALLIANCE

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David Katz, M.D.
January 12, 1998
Page 3

        CONDITIONS PRECEDENT TO IMPLEMENTATION OF THE PROPOSAL

        The above proposals are subject to certain conditions precedent, as follows:

        Stage 1 Conditions Precedent:

        (a) confirming the balance of due diligence items set out in prior correspondence,

        (b) receiving sufficient entry of shareholders into voting trust arrangements with HealthMed.

        (c) accomplishing the necessary reconfiguration of the Lidak Board of Directors and

        (d) receiving from Lidak and then confirming a realistic pro forma of the revenue stream associated with the initial roll out of Lidakol.

        Stage 2 Conditions Precedent:

        In addition to the Stage 1 prerequisites, the second stage is dependent and conditioned upon receiving an approval letter for the NDA and conducting due diligence regarding strategic alliances with the network of hospitals and other providers associated with the affiliates.

        Stage 3 Conditions Precedent:.

        The third stage would, in addition, be dependent and conditioned upon technological due diligence regarding the efficacy of the technologies other than Lidakol and projections regarding the completion of development and distribution thereof.

        GENERAL REPAYMENT STANDARDS

        Obviously, it is the intention of the affiliates to implement the above programs on a non-dilutive basis so that Lidak would be responsible for returning the financing (along with competitive interest and program costs) out of its future revenue stream. The object of the financing would be to assure that such a repayment would only occur in a manner which is sensitive and productive to Lidak's future well-being.

        We would, sincerely, be honored to begin working with you and Lidak on these important projects.

                                                   Very truly yours,

                                                   HEALTHMED, INC.



                                                   By: MITCHELL J. STEIN
                                                         President
MJS/mlh